PROSPECTUS SUPPLEMENT
----------------------
(TO PROSPECTUS DATED AUGUST 11, 1999)

                                  $150,000,000

                           METROPOLITAN EDISON COMPANY

                           MEDIUM-TERM NOTES, SERIES D
                     DUE ONE YEAR OR MORE FROM DATE OF ISSUE

     The notes:

o We will offer notes from time to time and specify the terms and conditions of each issue of notes in a pricing supplement.

o Initially, the notes will be senior secured debt securities of Metropolitan Edison Company, and will become unsecured upon the occurrence of certain events described in this prospectus supplement.

o We will pay amounts due on the notes in U.S. dollars or any other consideration described in the applicable pricing supplement.

o The notes will have stated maturities ranging from one year to thirty-five years from the date they are originally issued.

o The notes may bear interest at fixed or floating rates. If the notes bear interest at a floating rate, the floating rate may be based on one or more indices or formulas plus or minus a fixed amount or multiplied by a factor.

o We will specify whether the notes can be redeemed or repaid before their maturity and whether they are subject to mandatory redemption, redemption at the option of Metropolitan Edison Company or repayment at the option of the holders of the notes.


     There is currently no public market for the notes. We do not intend to list the notes on any securities exchange.

     The mailing address and telephone number of our principal executive offices are: 2800 Pottsville Pike, Reading, Pennsylvania 19605, (610) 929-3601.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.


                                         PUBLIC OFFERING         AGENT'S DISCOUNTS      PROCEEDS, BEFORE EXPENSES, TO
                                              PRICE               AND COMMISSIONS        METROPOLITAN EDISON COMPANY
                                         ---------------         -----------------      ------------------------------
Per note............................           100%                 .150%-.750%                99.850%-99.250%
Total...............................       $150,000,000         $225,000-$1,125,000       $149,775,000-$148,875,000

     We are offering the notes on a continual basis through the agents listed below. Each agent has agreed to use its reasonable best efforts to solicit purchase of the notes. In addition, the notes may be sold to any agent, as principal, for resale to investors or other purchasers. We reserve the right to withdraw, cancel or modify the offer made here without notice. We, or the agent who solicits any offer, may reject that offer in whole or in part.

     If we sell other securities referred to in the accompanying prospectus, the amount of notes that we may offer and sell under this prospectus supplement may be reduced.

                             -----------------------
MERRILL LYNCH & CO.                                        ABN AMRO INCORPORATED
                             -----------------------

            The date of this prospectus supplement is August 11, 1999

You should rely on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. Metropolitan Edison Company has not authorized anyone else to provide you with different information. Neither Metropolitan Edison Company nor the agents are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of those documents.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           Page
                                                                           ----

Introductory Statement ...................................................  S-3
Metropolitan Edison Company ..............................................  S-3
Use of Proceeds ..........................................................  S-3
Description of the Notes .................................................  S-4
Plan of Distribution of Notes............................................. S-16

                                   PROSPECTUS

Available Information ....................................................    2
Incorporation of Certain Documents
  By Reference ...........................................................    3
Metropolitan Edison Company ..............................................    4
Financing Program ........................................................    4
Use of Proceeds ..........................................................    5
Company Coverage Ratios ..................................................    5
Description of Senior Notes ..............................................    6
Description of Senior Note Mortgage Bonds.................................   16
Plan of Distribution .....................................................   20
Legal Matters ............................................................   21
Experts ..................................................................   21

                             INTRODUCTORY STATEMENT

     Metropolitan Edison Company ("Met-Ed") is offering medium term notes (the "Notes"), in the principal amount of $150,000,000. If Met-Ed sells other Senior Notes as described in the accompanying prospectus, the aggregate principal amount of Notes that Met-Ed may offer and sell under this prospectus supplement would be reduced.

     Met-Ed intends to use this prospectus supplement, the attached prospectus and a related pricing supplement to offer the Notes from time to time. This prospectus supplement provides you with certain terms of the Notes and supplements the description of Senior Notes contained in the attached prospectus. If any information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement replaces the inconsistent information. Each time Met-Ed issues Notes, Met-Ed will prepare a pricing supplement that will contain additional terms of the offering and the description of the specific Notes offered. The pricing supplement also may add, update or change information in this prospectus supplement or the attached prospectus, including provisions describing the calculation of interest and the method of making payments under the terms of a Note. Any information in the pricing supplement that is inconsistent with this prospectus supplement will replace the inconsistent information in this prospectus supplement.

                           METROPOLITAN EDISON COMPANY

     Met-Ed, a public utility furnishing electric service within Pennsylvania, is a wholly owned subsidiary of GPU, Inc. ("GPU"), a holding company registered under the Public Utility Holding Company Act of 1935. Met-Ed, which does business under the name "GPU Energy," provides electric service within a territory located in eastern and south central Pennsylvania having a population of almost one million. Met-Ed's principal executive offices are located at 2800 Pottsville Pike, Reading, Pennsylvania 19605, and its telephone number is (610) 929-3601.

                                 USE OF PROCEEDS

     Met-Ed will use the net proceeds from the sale of the Notes (i) to redeem or repurchase other outstanding securities of Met-Ed, (ii) to reduce Met-Ed's short-term borrowings, (iii) for construction purposes and (iv) for other corporate purposes, including to reimburse Met-Ed's treasury for funds previously expended for the purposes described above.

                            DESCRIPTION OF THE NOTES

     The following is a summary of certain terms of the Notes, does not purport to be complete, and is subject to, and qualified in its entirety by, the description of Senior Notes in the accompanying Prospectus, the form of the Senior Note Indenture (as defined below), which is on file with the Securities and Exchange Commission, and the Trust Indenture Act of 1939. Certain capitalized terms used herein are defined in the Senior Note Indenture. The following description of certain terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus, to which reference is hereby made. The following description will apply unless otherwise specified in an applicable pricing supplement.

GENERAL

     The Notes are being issued as a series of Senior Notes under the Senior
Note Indenture, as it may be amended or supplemented from time to time (the "Senior Note Indenture") between Met-Ed and United States Trust Company of New York (the "Senior Note Trustee"). Until the Release Date (as defined below), all of the Senior Notes, including the Notes, outstanding under the Senior Note Indenture will be secured by one or more series of Met-Ed's Senior Note Mortgage Bonds issued and delivered by Met-Ed to the Senior Note Trustee. The Senior Note Mortgage Bonds are first mortgage bonds ("First Mortgage Bonds") to be issued under and secured by Met-Ed's Indenture dated November 1, 1944 (the "Mortgage") between Met-Ed and United States Trust Company of New York, as successor trustee, as heretofore amended and supplemented.

     The Release Date is the date upon which the Senior Note Trustee holds Senior Note Mortgage Bonds constituting 80% or more of all of Met-Ed's outstanding First Mortgage Bonds. ON THE RELEASE DATE, THE SENIOR NOTE TRUSTEE WILL SURRENDER THE SENIOR NOTE MORTGAGE BONDS FOR CANCELLATION AND THE NOTES WILL CEASE TO BE SECURED BY THE SENIOR NOTE MORTGAGE BONDS, WILL BECOME UNSECURED GENERAL OBLIGATIONS OF MET-ED AND WILL RANK ON A PARITY WITH OTHER UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF MET-ED. See "Description of Senior Notes -- Security; Release Date" in the accompanying Prospectus. As of the date of this prospectus supplement, approximately $570 Million of First Mortgage Bonds remain outstanding, none of which are Senior Note Mortgage Bonds. The Senior Note Indenture provides that prior to the Release Date, the principal amount of the Notes that may be issued and outstanding cannot exceed the principal amount of the Senior Note Mortgage Bonds then held by the Senior Note Trustee. After the issuance of the first series of the Senior Notes, no additional First Mortgage Bonds will be issued under the Mortgage other than as collateral security for the Senior Notes. See "Description of Senior Note Mortgage Bonds" in the accompanying Prospectus.

     For further information concerning the Notes, see "Description of Senior Notes" in the accompanying Prospectus.

     The Notes will be offered on a continual basis and will mature on any Business Day (as defined below) from one year to 35 years from the date of issue, as selected by the purchaser and agreed to by Met-Ed. Prior to maturity, the Notes may be subject to optional redemption by Met-Ed at the price or prices set forth in the applicable pricing supplement. Each Note will bear interest at a fixed or floating rate as specified in the applicable pricing supplement.

     The pricing supplement relating to each Note will describe the following terms: (i) the title of such Notes; (ii) the aggregate principal amount of such Notes; (iii) the date on which such Notes will be issued ("Original Issue Date"), (iv) the price (expressed as a percentage of principal amount) at which such Notes will be issued; (v) the date or dates on which the principal of such Notes is payable; (vi) the rate or rates at which such Notes will bear interest, the date or dates from which such interest will accrue, the dates on which such interest will be payable ("Interest Payment Dates"), and the regular record dates for the interest payable on such Interest Payment Dates; (vii) the option, if any, of Met-Ed to redeem such Notes and the period or periods within which, or the date or dates on which, the prices at which and the terms and conditions upon which, such Notes may be redeemed, in whole or in part, upon the exercise of such option; (viii) the obligation, if any, of Met-Ed to redeem or purchase such Notes at the option of the registered holder or pursuant to any sinking fund or analogous provisions and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which, such Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation; (ix) the denominations in which such Notes will be issuable, if other than $1,000 and integral multiples thereof; and (x) any other terms of such Notes, including with respect to any series, if applicable.

     Except under certain circumstances, Met-Ed will issue the Notes in book-entry form only.

PAYMENT OF PRINCIPAL AND INTEREST

     Until the Notes are paid or payment thereof is provided for, Met-Ed will, at all times, maintain a paying agent (the "Paying Agent") in The City of New York capable of performing the duties described herein to be performed by the Paying Agent. Met-Ed has initially appointed United States Trust Company of New York, 114 West 47th Street, New York, New York 10036 as Paying Agent. Met-Ed will notify the holders of the Notes in accordance with the Senior Note Indenture of any change in the Paying Agent or its address.

         Unless otherwise specified in a pricing supplement, each Note will bear interest from its Original Issue Date until the principal amount thereof is paid or made available for payment. Unless otherwise specified in a pricing supplement, interest on each Note will be payable on the Interest Payment Date as set forth in a related pricing supplement and at maturity or upon earlier redemption; provided, however, that the first payment of interest on any Note with an Original Issue Date between a Record Date (as defined below) and an Interest Payment Date will be made on the succeeding Interest Payment Date to the registered holder. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date.

         Interest payable on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the Record Date immediately preceding such Interest Payment Date; provided, however, that interest payable at maturity or upon earlier redemption will be payable to the person to whom principal shall be payable. Unless Met-Ed otherwise specifies in the applicable pricing supplement, the "Record Date" with respect to any Interest Payment Date will be the fifteenth day of the calendar month immediately preceding such Interest Payment Date (whether or not a Business
Day).

         "Business Day" shall mean each day that is not a day on which banking institutions or trust companies in the Borough of Manhattan, the City and State of New York, or in the city where the corporate trust office of the Senior Note Trustee is located, are obligated or authorized by law or executive order to close; provided that with respect to Notes for which interest is based on the LIBOR index, such day is also a London Business Day. "London Business Day" means a day on which commercial banks are open for business (including dealings in United States dollars) in London.

INTEREST AND INTEREST RATES

         GENERAL

         In the related pricing supplement, Met-Ed will designate each Note as a Fixed Rate Note or a Floating Rate Note and describe the method of determining the interest rate, including any Spread and/or Spread Multiplier. Met-Ed may also specify a maximum and a minimum interest rate in the related pricing supplement.

         Interest rates on the Notes that Met-Ed offers may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any single transaction. Met-Ed may offer Notes with similar variable terms but different interest rates, as well as Notes with different variable terms, concurrently to different investors. Met-Ed may, from time to time, change the interest rates or formulas and other terms of Notes, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted.

         FIXED RATE NOTES

         In the pricing supplement for Fixed Rate Notes, Met-Ed will specify a fixed interest rate per annum payable in arrears on the Interest Payment Dates. The Interest Payment Dates for Fixed Rate Notes will be August 1 and February 1 of each year or on such other date(s) specified in the applicable pricing supplement. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months. If the maturity date or an Interest Payment Date for any Fixed Rate Note is not a Business Day, Met-Ed will pay principal, any premium, and any interest for that Note on the next Business Day with the same force and effect as if made on such date, and no interest will accrue from and after the maturity date or Interest Payment Date.

         FLOATING RATE NOTES

         Unless otherwise specified in a pricing supplement, each Floating Rate Note will have an interest rate basis or formula based on LIBOR.

         In the pricing supplement, Met-Ed will indicate the Index Maturity as well as any Spread and/or Spread Multiplier which would be applied to the interest rate formula to determine the interest rate. Any Floating Rate Note may have a maximum or minimum interest rate limitation. In addition to any maximum interest rate limitation, the interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

         The "Spread" is the number of basis points (one one-hundredth of a percentage point) to be added to or subtracted from the related basis or bases applicable to such Floating Rate Note. The "Spread Multiplier" is the percentage of the related basis or bases applicable to such Floating Rate Note and by which such basis or bases will be multiplied to determine the applicable interest rate on such Floating Rate Note. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the related basis or bases will be calculated.

         Met-Ed will appoint a calculation agent to calculate interest rates on the Floating Rate Notes. Unless Met-Ed identifies a different party in the pricing supplement, the Paying Agent will be the calculation agent for each Note. Each Floating Rate Note will have a specified "Interest Reset Date", "Interest Determination Date" and, where applicable, "Calculation Date" associated with it. An "Interest Reset Date" is the date on which the interest rate on the Note is subject to change. An "Interest Determination Date" is the date as of which the new interest rate is determined for a particular Interest Reset Date, based on the applicable interest rate basis or formula as of that Interest Determination Date. The "Calculation Date" is the date by which the calculation agent will determine the new interest rate that became effective on a particular Interest Reset Date based on the applicable interest rate basis or formula on the Interest Determination Date. The interest rate determined by the calculation agent, absent manifest error, shall be binding and conclusive upon beneficial owners and holders of Floating Rate Notes and on Met-Ed. Promptly on such determination, the calculation agent will notify the Senior Note Trustee and the Paying Agent (if the calculation agent is not the Paying Agent) of the new interest rate.

         CHANGE OF INTEREST RATE. Met-Ed may reset the interest rate on each Floating Rate Note daily, weekly, monthly, quarterly, semi-annually, annually or on some other basis that Met-Ed specifies. The Interest Reset Date will be specified in the pricing supplement:

         The related pricing supplement will describe the initial interest rate or interest rate formula on each Note. That rate is effective until the following Interest Reset Date. Thereafter, the interest rate will be the rate determined on each Interest Determination Date. Each time a new interest rate is determined, it becomes effective on the subsequent Interest Reset Date. Unless otherwise specified in a pricing supplement, if any Interest Reset Date is not a Business

Day, then the Interest Reset Date is postponed to the next Business Day, except if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day.

         DATE INTEREST RATE IS DETERMINED. Unless otherwise specified in a pricing supplement, the Interest Determination Date will be the second London Business Day immediately preceding the applicable Interest Reset Date.

         CALCULATION DATE. Unless Met-Ed specifies a different date in a pricing supplement, the "Calculation Date", where applicable, relating to an Interest Determination Date will be the earlier of

         (1) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day, or

         (2) the Business Day immediately preceding the relevant Interest Payment Date or the maturity date, as the case may be.

         Upon the request of the beneficial holder of any Floating Rate Note, the calculation agent will provide the interest rate then in effect and, if different, the interest rate that will become effective on the next Interest Reset Date for the Floating Rate Note.

         PAYMENT OF INTEREST. Met-Ed will pay installments of interest on Floating Rate Notes as specified in the applicable pricing supplement.

         Met-Ed will also pay interest at maturity, redemption or repurchase.

         If an Interest Payment Date for any Floating Rate Note (other than an Interest Payment Date occurring on the maturity date) is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that in the case of a Floating Rate Note as to which LIBOR is the applicable interest rate basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the maturity date, date of redemption or repurchase of any Floating Rate Note is not a Business Day, principal, premium, if any, and interest for that Note will be paid on the next Business Day, and no interest will accrue from and after the maturity date, date of redemption or repurchase.

         Met-Ed will calculate accrued interest on a Floating Rate Note by multiplying the principal amount of a Note by an accrued interest factor. The accrued interest factor is the sum of the interest factors calculated for each day in the period for which accrued interest is being calculated.

         Unless otherwise specified in the applicable pricing supplement, the interest factor for each day is computed by dividing the interest rate in effect on that day by 360. All percentages resulting from any calculation are rounded to the nearest one hundredth of a percentage point, with five one-thousandths of a percentage point rounded upward. For example, 9.875% (or .09875) will be rounded to 9.88% (or .0988). Dollar amounts used in the calculation are rounded to the nearest cent (with one-half cent being rounded upward).

         CALCULATION OF INTEREST

         On each Interest Determination Date, the calculation agent will determine LIBOR as follows:

         - If the pricing supplement specifies "LIBOR Telerate", LIBOR on any Interest Determination Date will be the rate for deposits in United States dollars having the Index Maturity described in the related pricing supplement on the applicable Interest Reset Date, as such rate appears on the Designated LIBOR Page as of 11:00 A.M., London time, on that Interest Determination Date.

         - If the pricing supplement specifies "LIBOR Reuters", LIBOR on any Interest Determination Date will be the average of the offered rates for deposits in United States dollars having the Index Maturity described in the related pricing supplement on the applicable Interest Reset Date, as such rates appear on the Designated LIBOR Page as of 11:00 A.M., London time, on that Interest Determination Date, if at least two such offered rates appear on the Designated LIBOR Page.

         - If the pricing supplement does not specify "LIBOR Telerate" or "LIBOR Reuters" the LIBOR Rate will be LIBOR Telerate. In addition, if the Designated LIBOR Page by its terms provides only for a single rate, that single rate will be used regardless of the foregoing provisions requiring more than one rate.

         On any Interest Determination Date on which fewer than the required number of applicable rates appear or no rate appears on the applicable Designated LIBOR Page, the calculation agent will determine LIBOR as follows:

         - LIBOR will be determined on the basis of the offered rates at which deposits in United States dollars having the Index Maturity described in the related pricing supplement on the Interest Determination Date and in a principal amount that is representative of a single transaction in that market at that time are offered by four major banks in the London interbank market at approximately 11:00 A.M., London time, on the Interest Determination Date to prime banks in the London interbank market. The calculation agent will select the four banks and request the principal London office of each of those banks to provide a quotation of its rate for deposits in United States dollars. If at least two quotations are provided, LIBOR for that Interest Determination Date will be the average of those quotations.

         - If fewer than two quotations are provided as mentioned above, LIBOR will be the average of the rates quoted by three major banks in the City of New York selected by the calculation agent at approximately 11:00 A.M. in the City of New York, on the Interest Determination Date for loans to leading European banks in United States dollars having the Index Maturity designated in the pricing supplement and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. The calculation agent will select the three banks referred to above.

         - If fewer than three banks selected by the calculation agent are quoting as mentioned above, LIBOR will remain LIBOR then in effect on that Interest Determination Date.

"Designated LIBOR Page" means:

         - If the pricing supplement specifies "LIBOR Reuters", the display on the Reuters Monitor Money Rates Service (or any successor service) on the page specified in such pricing supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars; or

         - If the pricing supplement specifies "LIBOR Telerate" or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable pricing supplement as the method of calculating LIBOR, the display on Bridge Telerate, Inc. (or any successor service, "Telerate") on the page specified in such pricing supplement (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

         The Senior Note Mortgage Bonds will be issued under the Mortgage against property additions and/or previously retired First Mortgage Bonds. At June 30, 1999, Met-Ed had available property additions sufficient to permit it to issue a maximum of approximately $338 million aggregate principal amount of additional First Mortgage Bonds. In addition, Met-Ed could issue approximately $100 million aggregate principal amount of Senior Note Mortgage Bonds on the basis of previously retired First Mortgage Bonds. See "Description of Senior Note Mortgage Bonds - Issuance of Additional First Mortgage Bonds" in the accompanying Prospectus.

         At June 30, 1999, Met-Ed had approximately $252 million of retained earnings available for the declaration of payment of dividends on Met-Ed's common stock pursuant to the restrictions contained in the Mortgage, as described under "Description of Senior Note Mortgage Bonds -- Dividend Restrictions" in the accompanying Prospectus.

REDEMPTION AND REPURCHASE

         The pricing supplement relating to each Note will describe the option, if any, of Met-Ed to redeem such Notes and the period or periods within which, or the date or dates on which, the prices at which and the terms and conditions upon which, such Notes may be redeemed, in whole or in part, upon the exercise of such option. Unless Met-Ed otherwise specifies in the applicable pricing supplement, the Notes will be redeemable only upon at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes. See "Description of Senior Notes - Redemption Provisions" in the accompanying Prospectus. Met-Ed's redemption options may include redemptions at par, redemptions pursuant to a declining redemption price schedule and redemptions pursuant to a make-whole formula (a "Make-Whole Redemption"), in each case subject to the terms and conditions of such option set forth in the related pricing supplement or herein. If the applicable pricing supplement for Notes states that such Notes are redeemable under a Make-Whole Redemption provision, such Notes will be redeemable, as a whole or in part, at Met-Ed's option, at any time or from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and a number of basis points to be set forth in the applicable pricing supplement.

         In each case accrued interest will be payable to the redemption date.

         "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by Met-Ed.

         "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Senior Note Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Note Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

         "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (or its affiliate which is a primary U.S. Government securities dealer (a "Primary Treasury Dealer")), ABN AMRO Incorporated (or its affiliate which is a Primary Treasury Dealer) and their respective successors and such other three (3) Primary Treasury Dealers selected by Met-Ed. If any of the foregoing shall cease to be a Primary Treasury Dealer, Met-Ed shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

         "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

         Met-Ed may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by Met-Ed will be surrendered to the Senior Note Trustee for cancellation.

BOOK-ENTRY NOTES

         The Notes will be issued in book-entry form (a Note so represented, a "Book-Entry Note"), and any Note so issued will be issued in the form of one or more fully registered Global Securities (each a "Global Security") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or such other Depositary which may replace DTC as Depositary for the Book-Entry Notes (the "Depositary"), and registered in the name of a nominee of the Depositary.

         Upon issuance, all Book-Entry Notes of the same series will be represented by one or more Global Securities. Except under the circumstances described below, Book-Entry Notes will not be exchangeable for Notes in certificated form and will not otherwise be issuable in certificated form.

         If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed, Met-Ed will issue Notes in certificated form ("Certificated Notes") in exchange for the Global Security or Global Securities representing the corresponding Book-Entry Notes. In addition, Met-Ed may at any time and in its sole discretion determine not to have any Book-Entry Notes represented by one or more Global Securities and, in such event, will issue individual Certificated Notes in exchange for the Global Security or Global Securities representing the corresponding Book-Entry Notes. In any such instance, an owner of a Book-Entry Note represented by a Global Security will be entitled to physical delivery of individual Certificated Notes equal in principal amount to such Book-Entry Notes and to have such Certificated Notes registered in its name. Individual Certificated Notes will be issued as registered notes in denominations of $1,000 or any higher integral multiple of $1,000.

         The following is based on information furnished by DTC:

                  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

                  Purchases of Book-Entry Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Book-Entry Notes on DTC's records. The ownership interest of each actual purchaser of each Book-Entry Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Book-Entry Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Book-Entry Notes, except in the event that use of the book-entry system for the Book-Entry Notes is discontinued.

                  To facilitate subsequent transfers, all Book-Entry Notes deposited with, or on behalf of, DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Book-Entry Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Book-Entry Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Book-Entry Notes are credited which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

                  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect

         Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

                  Redemption notices shall be sent to Cede & Co. If less than all of the Book-Entry Notes having the same Original Issue Date and other terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be so redeemed.

                  Neither DTC nor Cede & Co. will consent or vote with respect to the Book-Entry Notes. Under its usual procedures, DTC mails an Omnibus Proxy to Met-Ed as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Book-Entry Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

                  Principal and any premium and/or interest payments on the Book-Entry Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which interest is payable in accordance with the respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the underwriters or Met-Ed, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and any premium and/or interest to DTC is the responsibility of Met-Ed and the Senior Note Trustee. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

                  DTC may discontinue providing its services as securities Depositary with respect to the Book-Entry Notes at any time by giving reasonable notice to Met-Ed and the Senior Note Trustee. Under such circumstances, in the event that a successor securities Depositary is not obtained, Notes in certificated form are required to be printed and delivered in exchange for Book-Entry Notes held by DTC.

                  Met-Ed may decide to discontinue use of the system and book-entry transfers through DTC (or a successor securities Depositary). In that event, Notes in certificated form will be printed and delivered in exchange for Book-Entry Notes held by DTC.

                  Management of DTC is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed Direct Participants and Indirect Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

                  However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's Direct Participants and Indirect Participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

                  According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that Met-Ed believes to be reliable, but Met-Ed takes no responsibility for the accuracy thereof.

         If the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by Met-Ed, Met-Ed will issue Certificated Notes in exchange for the Notes of the same series represented by the Global Securities held by the Depositary. In addition, Met-Ed may at any time and in its sole discretion determine not to have Notes represented by a Global Security and, in such event, will issue individual Certificated Notes in fully registered form, without coupons, in exchange for the Book-Entry Notes represented by the Global Security.

         NONE OF MET-ED, THE SENIOR NOTE TRUSTEE, THE AGENTS OR ANY UNDERWRITERS OR ANY AGENT FOR PAYMENT ON OR REGISTRATION OF TRANSFER OR EXCHANGE OF ANY GLOBAL SECURITY WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO OR PAYMENTS MADE ON ACCOUNT OF BENEFICIAL INTERESTS IN SUCH GLOBAL SECURITY OR FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH BENEFICIAL INTERESTS.

                          PLAN OF DISTRIBUTION OF NOTES

         The Notes are being offered on a continual basis by Met-Ed through Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ABN AMRO Incorporated (the "Agents"), each of which has agreed to use its reasonable best efforts to solicit purchases of the Notes. The Notes will be issued at 100% of the principal amount thereof unless otherwise specified in the applicable pricing supplement. Met-Ed will pay each Agent a commission of 0.150% to .750% of the principal amount of the Notes, depending on their maturity, sold through such Agent. Met-Ed may also sell Notes to an Agent acting as principal or to a group of underwriters named in the applicable pricing supplement for whom such Agent will act as representative, unless otherwise specified in the applicable pricing supplement, at a discount equal to the commission applicable to an agency sale of a Note of identical maturity. Such Notes may be resold by each Agent or such underwriters for resale to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent. Such Notes may also be resold by an Agent or such underwriters to certain securities dealers at the public offering price set forth in the applicable pricing supplement less a concession equal to all or any portion of the discount received by such Agent or underwriter. In connection with the purchase of Notes by any Agent as principal, such Agent may use a selling group and may reallow any portion of the discount or commission payable to such Agent to other dealers or purchasers. The offering price and other selling terms for such resales may from time to time be varied by such Agent. Met-Ed also has agreed to reimburse the Agents for certain expenses.

         Met-Ed will have the sole right to accept offers to purchase Notes in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, to reject any offer to purchase Notes received by it in whole or in part. Met-Ed reserves the right to withdraw, cancel or modify the offer made hereby without notice.

         The Notes will not have an established trading market when issued. The Notes will not be listed on any securities exchange. Each Agent may make a market in the Notes, but such Agent is not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

         In connection with an offering of Notes purchased by one or more Agents as principal on a fixed-price basis, such Agent(s) will be permitted to engage in certain transactions that stabilize the price of such Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such Notes. If the Agent or Agents creates or create, as the case may be, a short position in such Notes (i.e., if it sells or they sell Notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement), such Agent(s) may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the price of Notes to be higher than it might be in the absence of such purchases.

         Neither Met-Ed nor any of the Agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither Met-Ed nor any of the Agents make any representations that the Agents will engage in any such transactions or that such transactions, once commenced, will not be discontinued.

         The Agents and affiliates thereof engage in transactions with and perform services for Met-Ed and its affiliates in the ordinary course of business.

         Met-Ed has agreed to indemnify each Agent against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments such Agent may be required to make in respect thereof.

         Each Agent may be deemed to be an "underwriter" within the meaning of the Act with respect to Notes sold through it.

PROSPECTUS                        $150,000,000

                           METROPOLITAN EDISON COMPANY
                                  SENIOR NOTES
                              --------------------

         Metropolitan Edison Company, a Pennsylvania corporation (the "Company"), may offer, from time to time in one or more series, up to $150,000,000 aggregate principal amount of Senior Notes (the "Senior Notes") secured by its Senior Note Mortgage Bonds (as defined herein) until the Release Date (as defined herein), and in amounts, at prices and on terms to be determined at or prior to the time or times of sale. Until the Release Date, the Senior Notes will be secured by Senior Note Mortgage Bonds issued and delivered by the Company to the Senior Note Trustee (as defined herein). See "Description of Senior Notes - Security; Release Date". On the Release Date, the Senior Notes will cease to be secured, will become unsecured general obligations of the Company and will rank on a parity with other unsecured and unsubordinated indebtedness of the Company (except to the extent such indebtedness may be secured under the limited circumstances described under the caption "Description of Senior Notes - Certain Covenants of the Company - Limitations on Liens").

         Certain specific terms of the Senior Notes in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the particular Senior Notes, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth the designation, aggregate principal amount, maturity date or dates, interest rate or rates (or method of calculation thereof) and times of payment of interest, the terms of any redemption, exchange or sinking fund provisions, the purchase price and any other specific terms of the offering.

         The Senior Notes may be sold to or through underwriters, through dealers or agents, directly to purchasers or through a combination of such methods. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of the Senior Notes in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them, will be set forth in the related Prospectus Supplement. See "Plan of Distribution" for possible indemnification and contribution arrangements for dealers, underwriters and agents.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                 The date of this Prospectus is August 11, 1999.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C., and at the following regional offices of the SEC:
New York Regional Office, 13th Floor, Seven World Trade Center, New York, New York and Chicago Regional Office, 14th Floor, 500 West Madison Street, Chicago, Illinois. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Such material is also available from the SEC's Web site at "http//www.sec.gov". Certain of the Company's securities are listed on the New York Stock Exchange and such reports and other information can also be inspected and copied at the office of such exchange on the 7th Floor, 20 Broad Street, New York, New York.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Senior Notes. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Senior Notes. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates herein by reference the following documents which have been filed by the Company with the SEC pursuant to the Exchange Act:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1998.

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999.

         3.       The Company's Current Report on Form 8-K, dated May 28, 1999.

         All documents subsequently filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing thereof. The documents incorporated or deemed to be incorporated herein by reference are sometimes hereinafter called the "Incorporated Documents". Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any Prospectus Supplement or in any subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral the request of any such person, a copy of any or all of the Incorporated Documents, excluding the exhibits thereto unless such exhibits are specifically incorporated by reference into such documents. Requests for such documents should be directed to Metropolitan Edison Company, 2800 Pottsville Pike, Reading, Pennsylvania 19605, attention:
Secretary. The Company's telephone number is (610) 929-3601.

         In addition to the historical information contained or incorporated by reference herein, this Prospectus contains or incorporates by reference a number of "forward-looking statements" within the meaning of the Exchange Act. Such statements address future events and conditions concerning capital expenditures, resolution and impact of litigation, regulatory matters, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those projected in such statements due to a variety of factors including, without limitation, restructuring of the utility industry; future economic conditions; earnings retention and dividend payout policies; developments in the legislative, regulatory and competitive environments in which the Company operates; and other circumstances that could affect anticipated revenues and costs, such as compliance with laws and regulations. These and other factors are discussed in the Company's filings with the SEC.

                           METROPOLITAN EDISON COMPANY

         Metropolitan Edison Company (the "Company"), a public utility furnishing electric service wholly within the Commonwealth of Pennsylvania, is a subsidiary of GPU, Inc. ("GPU"), a holding company registered under the Public Utility Holding Company Act of 1935. The Company provides retail electric service within a territory located in eastern and south central Pennsylvania having a population of almost one million. The Company also sells electricity at wholesale to four municipalities having an estimated population of over 11,000. The Company's subsidiary, York Haven Power Company, is the owner and licensee of the York Haven Hydroelectric Project. The Company's principal executive offices are located at 2800 Pottsville Pike, Reading, Pennsylvania 19605, and its telephone number is (610) 929-3601.

         For the year 1998, residential sales accounted for about 41% of the Company's operating revenues from customers and 35% of kilowatt-hour sales to customers; commercial sales accounted for about 30% of the Company's operating revenues from customers and 28% of kilowatt-hour sales to customers; industrial sales accounted for about 28% of the Company's operating revenues from customers and 36% of kilowatt-hour sales to customers; and sale to rural electric cooperatives, municipalities (primarily for street and highway lighting) and others accounted for about 1% of the Company's operating revenues from customers and 1% of kilowatt-hour sales to customers. The revenues derived from the 25 largest customers in the aggregate accounted for approximately 12% of operating revenues from customers for the year 1998. The Company also makes interchange and spot market sales of electricity to other utilities.

         The electric generating and transmission facilities of the Company and its affiliates, Pennsylvania Electric Company and Jersey Central Power & Light Company (collectively doing business as "GPU Energy"), are physically interconnected and are operated as a single integrated and coordinated system. The transmission facilities of the integrated system are physically interconnected with neighboring nonaffiliated utilities in Pennsylvania, New Jersey, Maryland, New York and Ohio. The Company is a member of the Pennsylvania-New Jersey-Maryland Interconnection ("PJM") and the Mid-Atlantic Council, an organization providing coordinated review of the planning by utilities in the PJM area. The interconnection facilities are used for substantial capacity and energy interchange and purchased power transactions as well as emergency assistance.

                                FINANCING PROGRAM

         Depending upon market conditions, during the next two years the Company expects to offer pursuant to one or more separate offerings, up to $150,000,000 aggregate principal amount of Senior Notes. The Company also expects to have short-term borrowings outstanding from time to time during such period.

                                 USE OF PROCEEDS

         Unless otherwise indicated in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Senior Notes offered hereby (i) to redeem other outstanding securities of the Company, (ii) to repay outstanding short-term bank loans or other unsecured indebtedness,
(iii) for construction purposes and (iv) for other corporate purposes, including to reimburse the Company's treasury for funds previously expended therefrom for the above purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein.

                             COMPANY COVERAGE RATIOS

         The Company's Ratio of Earnings to Fixed Charges for each of the periods indicated was as follows:

      TWELVE MONTHS
          ENDED                YEARS ENDED DECEMBER 31,
       JUNE 30, 1999  ------------------------------------------
       (UNAUDITED)    1998    1997      1996      1995      1994
       -----------    ----    ----      ----      ----      ----

           2.78       2.37    3.42      2.83      4.69      0.87(1)

         The Ratio of Earnings to Fixed Charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added fixed charges and taxes based on income of the Company. Fixed charges consist of interest on funded indebtedness, other interest (including distributions on Company Obligated Mandatorily Redeemable Preferred Securities), amortization of net gain on reacquired debt and net discount on debt and interest portion of all rentals charged to income.

         The Company's Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for each of the periods indicated was as follows:

      TWELVE MONTHS
          ENDED                YEARS ENDED DECEMBER 31,
       JUNE 30, 1999  ------------------------------------------
       (UNAUDITED)    1998    1997      1996      1995      1994
       -----------    ----    ----      ----      ----      ----

           2.76       2.34    3.38      2.76      4.58      0.81(2)

         The Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends represents, on a pre-tax basis, the number of times earnings cover fixed charges and preferred stock dividends. Earnings consist of net income to which has been added fixed charges and taxes based on income of the Company. Combined fixed charges and preferred stock dividends consist

----------
(1) The deficiency amount is $8,015,000.
(2) The deficiency amount is $13,189,000.

of interest on funded indebtedness, other interest (including distribution on Company Obligated Mandatorily Redeemable Preferred Securities), amortization of net gain on reacquired debt and net discount on debt, preferred stock dividends (increased to reflect the pre-tax earnings required to cover such dividend requirements) and the interest portion of all rentals charged to income.

                           DESCRIPTION OF SENIOR NOTES

         The following is a summary of certain terms and provisions of the Senior Notes and the Senior Note Indenture (as defined below). Reference is made to the Senior Note Indenture which is an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

         The Senior Notes may be issued from time to time in one or more series in amounts and on terms to be determined at or prior to the time or times of sale, under the Senior Note Indenture, as it may be amended or supplemented (the "Senior Note Indenture") between the Company and United States Trust Company of New York (the "Senior Note Trustee").

         Until the Release Date (as defined below), all of the Senior Notes outstanding under the Senior Note Indenture will be secured by one or more series of the Company's Senior Note Mortgage Bonds (as defined below) issued and delivered by the Company to the Senior Note Trustee. See "--Security; Release Date". ON THE RELEASE DATE, THE SENIOR NOTES WILL CEASE TO BE SECURED BY THE SENIOR NOTE MORTGAGE BONDS, WILL BECOME UNSECURED GENERAL OBLIGATIONS OF THE COMPANY AND WILL RANK ON A PARITY WITH OTHER UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY. The Senior Note Indenture provides that prior to the Release Date, the principal amount of the Senior Notes that may be issued and outstanding cannot exceed the principal amount of the Senior Note Mortgage Bonds then held by the Senior Note Trustee. See "Description of Senior Note Mortgage Bonds".

         There is no requirement under the Senior Note Indenture that future issues of debt securities of the Company be issued exclusively under the Senior
Note Indenture; accordingly, the Company will be free to employ other indentures or documentation, containing provisions different from those included in the Senior Note Indenture or applicable to one or more issues of Senior Notes, in connection with future issues of other debt securities. There is no limitation on the amount of Senior Notes that may be issued under the Senior Note Indenture. Notwithstanding the foregoing, the Senior Note Indenture contains certain restrictive covenants, including a restriction that the Company may not issue, assume, guarantee or permit to exist, so long as any Senior Notes are outstanding and after the Release Date, any debt that ranks senior to the Senior Notes, subject to certain exceptions. In addition, the Senior Note Indenture also provides that so long as any Senior Notes are outstanding, certain sale/leaseback arrangements are restricted.

         There is no provision in the Senior Note Indenture or the Senior Notes that requires the Company to redeem, or permit the holders to cause a redemption of, the Senior Notes or that otherwise protects the holders in the event that the Company incurs substantial additional indebtedness, whether or not in connection with a change in control of the Company.

         Reference is made to the Prospectus Supplement for a description of the following terms of the series of Senior Notes in respect of which this Prospectus is being delivered: (i) the title of such Senior Notes; (ii) the aggregate principal amount of such Senior Notes; (iii) the price (expressed as a percentage of principal amount) at which such Senior Notes will be issued; (iv) the date or dates on which the principal of such Senior Notes is payable; (v) the rate or rates at which such Senior Notes will bear interest, the date or dates from which such interest will accrue, the dates on which such interest will be payable ("Interest Payment Dates"), and the regular record dates for the interest payable on such Interest Payment Dates; (vi) the option, if any, of the Company to redeem such Senior Notes and the period or periods within which, or the date or dates on which, the prices at which and the terms and conditions upon which, such Senior Notes may be redeemed, in whole or in part, upon the exercise of such option; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes at the option of the registered holder or pursuant to any sinking fund or analogous provisions and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which, such Senior Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation; (viii) the denominations in which such Senior Notes will be issuable, if other than $1,000 and integral multiples thereof; (ix) whether such Senior Notes are to be issued in whole or in part in book-entry form and represented by one or more global Senior Notes and, if so, the identity of the depository for such global Senior Notes and the specific terms of the depository arrangements therefor; and (x) any other terms of such Senior Notes, including with respect to any series, if applicable.

REDEMPTION PROVISIONS

         Any terms for the optional or mandatory redemption of the Senior Notes will be set forth in the Prospectus Supplement or Supplements. Except as shall otherwise be provided in the applicable Prospectus Supplement or Supplements, the Senior Notes will be redeemable only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption, and, if less than all the Senior Notes of a series, or any tranche thereof, are to be redeemed, the particular Senior Notes to be redeemed will be selected by the Senior Note Trustee in such a manner as it shall deem appropriate and fair.

         Any notice of redemption at the option of the Company shall state that such redemption will be conditional upon receipt by the Senior Note Trustee, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on such Senior Notes and that if such money has not been so received, such notice will be of no force and effect and the Company will not be required to redeem such Senior Notes.

SECURITY; RELEASE DATE

         Until the Release Date, the Senior Notes will be secured by one or more series of the Company's first mortgage bonds ("Senior Note Mortgage Bonds") issued and delivered by the Company to the Senior Note Trustee (see "Description of Senior Note Mortgage Bonds"). Upon the issuance of Senior Notes prior to the Release Date, the Company will simultaneously issue and deliver to the Senior Note Trustee, as security for all the Senior Notes, Senior Note Mortgage Bonds that will have the same stated maturity date and will be in the same aggregate principal amount and have the same interest rate as the corresponding Senior Notes being issued. Any payment by the Company to the Senior Note Trustee of principal of, premium, if any, and interest on, Senior Note Mortgage Bonds will be applied by the Senior Note Trustee to satisfy the Company's obligations with respect to principal of, premium, if any, and interest on, the respective corresponding Senior Notes.

         THE RELEASE DATE WILL BE THE EARLIER OF (I) THE DATE THAT ALL FIRST MORTGAGE BONDS (AS DEFINED HEREIN) OTHER THAN THE SENIOR NOTE MORTGAGE BONDS, HAVE BEEN RETIRED (WHETHER AT, BEFORE OR AFTER THE MATURITY THEREOF) THROUGH PAYMENT, REDEMPTION, PURCHASE, DEFEASANCE OR OTHERWISE AND (II) THE DATE UPON WHICH THE SENIOR NOTE TRUSTEE HOLDS SENIOR NOTE MORTGAGE BONDS CONSTITUTING NOT LESS THAN 80% IN AGGREGATE PRINCIPAL AMOUNT OF ALL OUTSTANDING FIRST MORTGAGE BONDS. ON THE RELEASE DATE, THE SENIOR NOTE TRUSTEE WILL DELIVER TO THE COMPANY FOR CANCELLATION ALL SENIOR NOTE MORTGAGE BONDS AND, NOT LATER THAN 30 DAYS THEREAFTER, WILL PROVIDE NOTICE TO ALL HOLDERS OF THE SENIOR NOTES OF THE OCCURRENCE OF THE RELEASE DATE. AS A RESULT, ON THE RELEASE DATE, THE SENIOR NOTE MORTGAGE BONDS SHALL CEASE TO SECURE THE SENIOR NOTES AND THE SENIOR NOTES WILL BECOME UNSECURED AND UNSUBORDINATED GENERAL OBLIGATIONS OF THE COMPANY.

         Under certain circumstances, all of the Company's First Mortgage Bonds are mandatorily redeemable by the Company in the event that all of the Company's common stock is acquired by a governmental body or instrumentality or substantially all of the Company's property is released from the lien of the Mortgage. In such event, the Senior Note Mortgage Bonds will be redeemed at a redemption price of 0.0% of the principal amount thereof. Upon such redemption, the Release Date will occur and the Senior Notes will remain outstanding as unsecured obligations of the Company. See "Description of Senior Note Mortgage Bonds -- Redemption Provisions of Senior Note Mortgage Bonds".

         Each series of Senior Note Mortgage Bonds will be a series of First Mortgage Bonds of the Company. See "Description of Senior Note Mortgage Bonds - Kind and Priority of Lien". Upon the payment or cancellation of any outstanding Senior Notes, the Senior Note Trustee shall surrender to the Company for cancellation an equal principal amount of the related series of Senior Note Mortgage Bonds of like terms. The Company shall not permit, at any time prior to the Release Date, the aggregate principal amount of Senior Note Mortgage Bonds held by the Senior Note Trustee to be less than the aggregate principal amount of the Senior Notes outstanding. The Senior Note Indenture includes a restriction that the Company may not issue, guarantee or permit to exist, so long as any of the Senior Notes are outstanding and after the Release Date, any debt that ranks senior to the Senior Notes, subject to certain exceptions. After the issuance of the first series of the Senior Notes, no additional First Mortgage Bonds will be issued under the Mortgage (as defined herein) other than as collateral security for the Senior Notes.

EVENTS OF DEFAULT

         The following constitute events of default under the Senior Note
Indenture: (a) default in the payment of principal of or premium, if any, on any Senior Note when due and payable; (b) default in the payment of interest on any Senior Note when due which continues for 60 days; (c) default in the performance or breach of any other covenant or agreement of the Company in the Senior Notes or in the Senior Note Indenture and the continuation thereof for 90 days after written notice thereof to the Company by the Senior Note Trustee or the holders of at least 33% in aggregate principal amount of the outstanding Senior Notes;
(d) prior to the Release Date, the occurrence of a "completed default" (as defined) under the Mortgage; provided, however, that the waiver or cure of such default and the recision and annulment of the consequences thereof under the Mortgage shall constitute a waiver of the corresponding event of default under the Senior Note Indenture and a recision and annulment of the consequences thereof under the Senior Note Indenture; and (e) certain events of bankruptcy, insolvency, reorganization, assignment or receivership of the Company.

         If an event of default occurs and is continuing, either the Senior Note Trustee or the holders of a majority in aggregate principal amount of the outstanding Senior Notes may declare the principal amount of all of the Senior Notes to be due and payable immediately. Upon such acceleration of the Senior Notes, the Senior Note Mortgage Bonds shall be immediately redeemable upon demand of the Senior Note Trustee (and surrender thereof to the Mortgage Trustee, as defined) at a redemption price of 100% of the principal amount thereof, together with interest to the redemption date. See "Description of Senior Note Mortgage Bonds - Redemption Provisions of Senior Note Mortgage Bonds". At any time after an acceleration of the Senior Notes has been declared (and provided the acceleration of all Senior Note Mortgage Bonds has not occurred), if the Company pays or deposits with the Senior Note Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due on the Senior Notes otherwise than by acceleration and all defaults shall have been cured or waived, then such payment or deposit will cause an automatic rescission and annulment of the acceleration of the Senior Notes.

         The Senior Note Indenture provides that the Senior Note Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Note Indenture at the request or direction of any of the holders of the Senior Notes unless such holders have offered to the Senior Note Trustee reasonable security or indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Note Indenture, the holders of a majority in aggregate principal amount of the outstanding Senior Notes generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or of exercising any trust or power conferred on the Senior Note Trustee. The holders of a majority in aggregate principal amount of the outstanding Senior Notes generally will have the right to waive any past default or event of default (other than a payment default) on behalf of all holders of the Senior Notes. The Senior Note Indenture provides that no holder of the Senior Notes may institute any action against the Company under the Senior Note Indenture unless such holder previously shall have given to the Senior Note Trustee written notice of an event of default and continuance thereof and unless the holders of not less than a majority in aggregate principal amount of the Senior Notes then outstanding affected by such event of default shall have requested the Senior Note Trustee to institute such action and shall have offered the Senior Note Trustee reasonable indemnity, and the Senior Note Trustee shall not have instituted such action within 60 days of such request. Furthermore, no holder of the Senior Notes will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders of the Senior Notes. Notwithstanding that the right of a holder of the Senior Notes to institute a proceeding with respect to the Senior Note Indenture is subject to certain conditions precedent, each holder of a Senior Note has the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest on such Senior Note when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of such holders of Senior Notes. The Senior Note Indenture provides that the Senior Note Trustee, within 90 days after the occurrence of a default with respect to the Senior Notes, is required to give holders of the Senior Notes notice of any default known to the Senior Note Trustee, unless cured or waived, but, except in the case of default in the payment of principal of, or premium, if any, or interest on, any Senior Notes, the Senior Note Trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so. The Company is required to deliver to the Senior Note Trustee each year an officer's certificate as to whether or not the Company is in compliance with the conditions and covenants under the Senior Note Indenture.

MODIFICATION WITH APPROVAL

         Modification and amendment of the Senior Note Indenture may be effected by the Company and the Senior Note Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes affected thereby, provided that no such modification or amendment may, without the consent of the holder of each outstanding Senior Note affected thereby, (a) change the maturity date of any Senior Note; (b) reduce the rate (or change the method of calculation thereof) or extend the time of payment of interest on any Senior Note; (c) reduce the principal amount of, or premium payable on, any Senior Note; (d) change the coin or currency of any payment of principal of, or premium, if any, or interest on, any Senior Note; (e) change the date on which any Senior Note may be redeemed or repaid at the option of the holder thereof or adversely affect the rights of a holder to institute suit for the enforcement of any payment on or with respect to any Senior Note; (f) impair the interest of the Senior Note Trustee in the Senior Note Mortgage Bonds held by it or, prior to the Release Date, reduce the principal amount of any series of Senior Note Mortgage Bonds securing the Senior Notes to an amount less than the principal amount of the related series of Senior Notes or alter the payment provisions of such Senior Note Mortgage Bonds in a manner adverse to the holders of the Senior Notes; or (g) modify the foregoing requirements or reduce the percentage of outstanding Senior Notes necessary to modify or amend the Senior Note Indenture or to waive any past default to less than a majority.

MODIFICATION WITHOUT APPROVAL

         Modification and amendment of the Senior Note Indenture may be effected by the Company and the Senior Note Trustee without the consent of the holders
(a) to add to the covenants of the Company for the benefit of the holders or to surrender a right conferred on the Company in the Senior Note Indenture; (b) to add further security for the Senior Notes; (c) to supply omissions, cure ambiguities or correct defects, which actions, in each case, are not prejudicial to the interest of the holders in any material respect; or (d) to make any other change that is not prejudicial to the holders of the Senior Notes in any material respect.

         A supplemental indenture which changes or eliminates any covenants or other provision of the Senior Note Indenture (or any supplemental indenture) which has expressly been included solely for the benefit of one or more series of the Senior Notes, or which modifies the rights of the holders of the Senior Notes of such series with respect to such covenant or provision, will be deemed not to affect the rights under the Senior Note Indenture of the holders of the Senior Notes of any other series.

DEFEASANCE AND DISCHARGE

         The Senior Note Indenture provides that the Company will be discharged from any and all obligations in respect to the Senior Notes and the Senior Note Indenture (except for certain obligations such as obligations to register the transfer or exchange of the Senior Notes, replace stolen, lost or mutilated Senior Notes and maintain paying agencies) if, among other things, the Company irrevocably deposits with the Senior Note Trustee, in trust for the benefit of the holders of Senior Notes, money or certain United States government obligations, or any combination thereof, which will provide money in an amount sufficient, without reinvestment, to make all payments of principal of, premium, if any, and interest on, the Senior Notes on the dates such payments are due in accordance with the terms of the Senior Note Indenture and the Senior Notes; provided that unless all of the Senior Notes mature within 90 days of such deposit by redemption or otherwise, the Company shall also have delivered to the Senior Note Trustee an opinion of counsel to the effect that the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Senior Note Indenture. Thereafter, the holders of the Senior Notes may look only to such deposit for payment of the principal of, and interest and any premium on, the Senior Notes.

CONSOLIDATION, MERGER AND SALE OR DISPOSITION OF ASSETS

         The Company may not consolidate with or merge into any other corporation or sell or otherwise dispose of its properties as or substantially as an entirety unless (i) the successor or transferee corporation shall be a corporation or other entity organized and existing under the laws of the United States or any state thereof or the District of Columbia, (ii) the successor or transferee entity assumes by supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture to be performed or observed by the Company; and (iii) if prior to the Release Date, the successor or transferee corporation assumes the Company's obligations under the Mortgage with respect to the Senior Note Mortgage Bonds. Upon any such consolidation, merger, sale, transfer or other disposition of the properties of the Company substantially as an entirety, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Senior Note Indenture with the same effect as if such successor corporation had been named as the Company therein, and the Company will be released from all obligations under the Senior Note Indenture. For purposes of the Senior Note Indenture, the conveyance or other transfer by the Company of (a) all or any portion of its facilities for the generation of electric energy or (b) all of its facilities for the transmission of electric energy, in each case considered alone or in any combination with properties described in the other clause, shall in no event be deemed to constitute a conveyance or other transfer of all the properties of the Company, as or substantially as an entirety.

CERTAIN COVENANTS OF THE COMPANY

         Limitation on Liens

         The Senior Note Indenture provides that, so long as any such Senior Notes are outstanding, the Company may not issue, assume, guarantee or permit to exist after the Release Date any Debt (as defined below) that is secured by any mortgage, security interest, pledge or lien ("Lien") of or upon any Operating Property of the Company (as defined below), whether owned at the date of the Senior Note Indenture or thereafter acquired, without in any such case effectively securing the Senior Notes (together with, if the Company shall so determine, any other indebtedness of the Company ranking equally with the Senior Notes) equally and ratably with such Debt (but only so long as such Debt is so secured).

         The foregoing restriction will not apply to: (1) Liens on any Operating Property existing at the time of its acquisition (which Liens may also extend to subsequent repairs, alterations and improvements to such Operating Property);
(2) Liens on Operating Property of an entity existing at the time such entity is merged into or consolidated with, or such entity disposes of its properties (or those of a division) as or substantially as an entirety to, the Company; (3) Liens on Operating Property to secure the costs of acquisition, construction, development or substantial repair, alteration or improvement of property or to secure indebtedness incurred to provide funds for any such purpose or for reimbursement of funds previously expended for any such purpose, provided such Liens are created or assumed contemporaneously with, or within 18 months after, such acquisition or the completion of substantial repair or alteration, construction, development or substantial improvement; (4) Liens in favor of any state or any department, agency or instrumentality or political subdivision of any state, or for the benefit of holders of securities issued by any such entity (or providers of credit enhancement with respect to such securities), to secure any Debt (including, without limitation, obligations of the Company with respect to industrial development, pollution control or similar revenue bonds) incurred for the purpose of financing all or any part of the purchase price or the cost of substantially repairing or altering, constructing, developing or substantially improving Operating Property of the Company; (5) Liens under the Mortgage, except as provided in the Senior Note Indenture; (6) Liens to compensate the Senior Note Trustee as provided in the Senior Note Indenture; (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in clauses (1) through (6), provided, however, that the principal amount of Debt secured thereby and not otherwise authorized by said clauses (1) to (6), inclusive, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement. However, the foregoing restriction will not apply to the issuance, assumption or guarantee by the Company of Debt secured by a Lien which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt of the Company (not including secured Debt permitted under any of the foregoing exceptions) and the Value (as defined below) of Sale and Lease-Back Transactions (as defined below) existing at such time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of certain indebtedness, Sale and Lease-Back Transactions in which the property involved would have been permitted to be subjected to a Lien under any of the foregoing exceptions in clauses (1) to (7) and Sale and Lease-Back Transactions that are permitted by the first sentence of "Limitations on Sale and Lease-Back Transactions" below), does not exceed the greater of 15% of Tangible Assets or 15% of Capitalization (as such terms are defined below).

         Limitation on Sale and Lease-Back Transactions

         The Senior Note Indenture provides that so long as any Senior Notes are outstanding, the Company may not enter into or permit to exist after the Release Date any Sale and Lease-Back Transaction with respect to any Operating Property (except for transactions involving leases for a term, including renewals, of not more than 48 months), if the purchasers' commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of such Operating Property or the placing in operation of such Operating Property or of such Operating Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if
(a) the Company would be entitled pursuant to any of the provisions described in clauses (1) to (7) of the first sentence of the second paragraph under "Limitation on Liens" above to issue, assume, guarantee or permit to exist Debt secured by a Lien on such Operating Property without equally and ratably securing the Senior Notes, (b) after giving effect to such Sale and Lease-Back Transaction, the Company could incur pursuant to the provisions described in the second sentence of the second paragraph under "Limitation on Liens", at least $1.00 of additional Debt secured by Liens (other than Liens permitted by clause
(a)), or (c) the Company applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the Operating Property so leased, to the retirement of Senior Notes or other Debt of the Company ranking equally with the Senior Notes, subject to reduction for Senior Notes and such Debt retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.

         Certain Definitions

         "Capitalization" means the total of all the following items appearing on, or included in, the consolidated balance sheet of the Company: (i) liabilities for indebtedness maturing more than 12 months from the date of determination; and (ii) common stock, preferred stock, Hybrid Preferred Securities (as defined in the Senior Note Indenture), premium on capital stock, capital surplus, capital in excess of par value and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of capital stock reacquired by the Company.

         "Debt" means any outstanding debt for money borrowed evidenced by notes, debentures, bonds or other securities, or guarantees of any thereof.

         "Operating Property" means (i) any interest in real property owned by the Company and (ii) any asset owned by the Company that is depreciable in accordance with generally accepted accounting principles ("GAAP") excluding, in either case, any interest of the Company as lessee under any lease (except for a lease that results from a Sale and Lease-Back Transaction) which has been or would be capitalized on the books of the lessee in accordance with GAAP.

         "Sale and Lease-Back Transaction" means any arrangement with any person providing for the leasing to the Company of any Operating Property (except for leases for a term, including any renewals thereof, of not more than 48 months), which Operating Property has been or is to be sold or transferred by the Company to such person; provided, however, Sale and Lease-Back Transaction does not include any arrangement first entered into prior to the date of the Senior Note Indenture.

         "Tangible Assets" means the amount shown as total assets on the consolidated balance sheet of the Company, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense, and (ii) appropriate adjustments, if any, on account of minority interests. Tangible Assets shall be determined in accordance with GAAP and practices applicable to the type of business in which the Company is engaged and that are approved by the independent accountants that are regularly retained by the Company, and may be determined as of a date not more than 60 days prior to the happening of the event for which such determination is being made.

         "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds to the Company from the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction, or (ii) the net book value of such property, as determined by the Company in accordance with GAAP, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of such Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard, in any case, to any renewal or extension options contained in such lease.

VOTING OF SENIOR NOTE MORTGAGE BONDS HELD BY SENIOR NOTE TRUSTEE

         The Senior Note Trustee, as the holder of Senior Note Mortgage Bonds, will attend any meeting of bondholders under the Mortgage, or, at its option, will deliver its proxy in connection therewith relating to matters with respect to which it is entitled to vote or consent.

         The Senior Note Trustee shall vote all Senior Note Mortgage Bonds then held by it or consent with respect thereto, proportionately with the vote or consent of the holders of all other First Mortgage Bonds outstanding under the Mortgage, the holders of which are eligible to vote or consent; provided, however, that the Senior Note Trustee shall not so vote in favor of, or so consent to, any amendment or modification of the Mortgage which, if it were an amendment or modification of the Senior Note Indenture, would require the consent of the holders of Senior Notes as described under "- Modification", without the prior consent of holders of Senior Notes which would be required for such an amendment or modification of the Senior Note Indenture.

RESIGNATION OR REMOVAL OF SENIOR NOTE TRUSTEE

         The Senior Note Trustee may resign at any time upon written notice to the Company specifying the day upon which the resignation is to take effect and such resignation will take effect immediately upon the later of the appointment of a successor Senior Note Trustee and such specified day.

         The Senior Note Trustee may be removed at any time by an instrument or concurrent instruments in writing filed with the Senior Note Trustee and signed by the holders, or their attorneys-in-fact, of at least a majority in aggregate principal amount of the then outstanding Senior Notes. In addition, so long as no event of default under the Senior Note Indenture or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, the Company may remove the Senior Note Trustee upon written notice to the holder of each Senior Note outstanding and the Senior Note Trustee, and appointment of a successor Senior Note Trustee.

CONCERNING THE SENIOR NOTE TRUSTEE

         The United States Trust Company of New York is the Senior Note Trustee under the Senior Note Indenture and the Mortgage Trustee under the Mortgage. The Senior Note Indenture provides that the Company's obligations to compensate the Senior Note Trustee and reimburse the Senior Note Trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the Senior Notes upon all property and funds held or collected by the Senior Note Trustee as such. The Senior Note Indenture provides that the Senior Note Trustee shall be subject to and shall comply with the provisions of Section 310(b) of the Trust Indenture Act of 1939, as amended, and that nothing in the Senior Note Indenture shall be deemed to prohibit the Senior Note Trustee or the Company from making any application permitted pursuant to such section. The Senior Note Trustee is also a depository of the Company and certain of its affiliates and has in the past made, and may in the future make, periodic loans to the Company and certain of its affiliates.

GOVERNING LAW

         The Senior Note Indenture and each Senior Note will be governed by New York law.

                    DESCRIPTION OF SENIOR NOTE MORTGAGE BONDS

GENERAL

         The Senior Note Mortgage Bonds are first mortgage bonds ("First Mortgage Bonds") to be issued under and secured by the Company's Indenture dated November 1, 1944 between the Company and United States Trust Company of New York, as successor trustee (the "Mortgage Trustee"), as heretofore amended and supplemented, and to be further amended and supplemented by one or more Supplemental Indentures with respect to the Senior Note Mortgage Bonds (collectively, the "Mortgage"). The statements herein concerning the First Mortgage

Bonds and the Mortgage are summaries and do not purport to be complete. They may make use of defined terms and are subject to, and qualified in their entirety by, all of the provisions of the Mortgage, which is incorporated herein by reference.

         The Senior Note Mortgage Bonds will be issued as security for the Company's obligations under the Senior Note Indenture and will be immediately delivered to and registered in the name of the Senior Note Trustee. The Senior
Note Indenture provides that the Senior Note Trustee shall not transfer any Senior Note Mortgage Bonds except to a successor trustee, to the Company (as provided in the Senior Note Indenture) or in compliance with a court order in connection with a bankruptcy or reorganization proceeding of the Company. The Senior Note Trustee shall generally vote the Senior Note Mortgage Bonds proportionately with what it believes to be the vote of the holders of all other First Mortgage Bonds then outstanding, as described under "Description of Senior Notes - Voting of Senior Note Mortgage Bonds Held by Senior Note Trustee".

         The Senior Note Mortgage Bonds will correspond to the corresponding series of Senior Notes in respect of principal amount, interest rate and maturity date. Upon payment of the principal or premium, if any, or interest on the Senior Notes, Senior Note Mortgage Bonds of the corresponding series in a principal amount equal to the principal amount of such Senior Notes will, to the extent of such payment of principal, premium or interest, be deemed fully paid and the obligation of the Company to make such payment shall be discharged.

REDEMPTION PROVISIONS OF SENIOR NOTE MORTGAGE BONDS

         If the Company redeems any Senior Notes prior to maturity, the Senior Note Trustee shall, on the same date, deliver to the Company Senior Note Mortgage Bonds in principal amounts corresponding to the Senior Notes so redeemed. The Senior Note Mortgage Bonds are not redeemable by operation of the improvement fund or the maintenance provisions of the Mortgage, or with the proceeds of released property. If all of the Company's common stock is acquired by a governmental body or instrumentally or substantially all of the Company's property is released from the lien of the Mortgage, and all First Mortgage Bonds (other than Senior Note Mortgage Bonds) are redeemed in accordance with Section
8.08 of the Mortgage, the Senior Note Mortgage Bonds shall be redeemed by the surrender thereof by the Senior Note Trustee to the Mortgage Trustee for cancellation at a redemption price of 0.0% of the principal amount thereof. Upon such surrender and redemption, the Release Date will occur and the Senior Notes will remain outstanding as unsecured obligations of the Company. In the event of an event of default under the Senior Note Indenture and acceleration of the Senior Notes, the Senior Note Mortgage Bonds will be immediately redeemable in whole, upon demand of the Senior Note Trustee, at a redemption price of 100% of the principal amount thereof, together with accrued interest to the redemption date. See "Description of Senior Notes - Events of Default".

KIND AND PRIORITY OF LIEN

         The Senior Note Mortgage Bonds will rank equally as to security with all First Mortgage Bonds outstanding under the Mortgage, which is a direct first lien on substantially all of the Company's property and franchises (except certain real estate not used in the Company's business, cash other than that deposited with the Mortgage Trustee, securities, judgments, contracts, accounts and choses in action not specifically assigned, pledged, deposited or delivered to the Mortgage Trustee, materials and supplies not installed as a part of the fixed property of the Company, merchandise, appliances and supplies acquired for resale, motor vehicles and timber growing upon or cut from the lands of the Company and other personal property not necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern), subject to excepted encumbrances, the lien of the Mortgage Trustee for compensation and expenses and minor matters. With certain limitations applicable in the cases of consolidation, merger and sale of substantially all of the Company's assets, the Mortgage contains provisions subjecting after-acquired property (subject to pre-existing liens) to the lien thereof.

RELEASE AND SUBSTITUTION OF PROPERTY

         Property of a limited nature may be disposed of by the Company without securing a release or consent by the Mortgage Trustee. Otherwise, property subject to the lien of the Mortgage may be released only upon the substitution of cash or certain other property of equivalent value. Money received by the Mortgage Trustee as the result of any release of property may be withdrawn against, among other things, bondable value of property additions and the principal amount of First Mortgage Bonds and prior lien bonds previously issued and retired. If the fair value of property released is 10% or more of the principal amount of outstanding First Mortgage Bonds and prior lien bonds, the Mortgage Trustee is required to report to the bondholders with respect thereto within ninety days after such release, and annually with respect to all other property so released.

DIVIDEND RESTRICTIONS

         The Mortgage restricts dividends (except dividends payable in shares of the Company's stock subordinate to its preferred stock) to the amount by which the Company's accumulated earned surplus exceeds $3,360,052. The amount available for the declaration and payment of cash dividends on the Company's common stock after giving effect to this restriction will be contained in a Prospectus Supplement.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

         Subject to conditions and restrictions, certain of which are referred to below, additional First Mortgage Bonds may be issued under the Mortgage to the extent of (1) 60% of bondable value of property additions; (2) the principal amount of refundable prior lien bonds retired as provided in the Mortgage; (3) the principal amount of Bonds then or theretofore retired; and (4) the amount of cash deposited with the Mortgage Trustee against the issuance of First Mortgage Bonds. Cash so deposited with the Mortgage Trustee may be withdrawn in an amount equal to the principal amount of First Mortgage Bonds which the Company is then entitled to have authenticated and delivered. First Mortgage Bonds may be issued pursuant to (1) and (4) (and in certain cases pursuant to (2) and (3) above) only if net earnings (which are calculated before income taxes but after deduction of operating expenses, including an amount equal to the greater of the actual book provision for depreciation or the "minimum provision for depreciation" as outlined below under "Maintenance Fund"), with non-operating income or loss limited to 5% of operating income before income taxes, shall be at least two times the annual interest requirements on First Mortgage Bonds and prior lien bonds to be outstanding. Moreover, the Company's charter contains provisions limiting the ratio of securities evidencing funded indebtedness and unsecured indebtedness to total capitalization.

         The principal amount of additional First Mortgage Bonds issuable pursuant to these provisions will be contained in a Prospectus Supplement.

IMPROVEMENT FUND

         The Company is required to deposit with the Mortgage Trustee by March 31 of each year cash equal to 1% of the aggregate principal amount of First Mortgage Bonds issued prior to January 1 of such year (excluding any First Mortgage Bonds issued on the basis of retired First Mortgage Bonds). Instead of depositing cash, or as a means of withdrawing cash so deposited but not used or applied by the Mortgage Trustee for the purchase, payment or redemption of First Mortgage Bonds previously issued, the Company may deliver First Mortgage Bonds or certain refundable prior lien bonds or apply bondable value of property additions (on the basis of 60% thereof), none of which may thereafter be used for any other purpose under the Mortgage. The Company has heretofore utilized bondable value of property additions to meet this requirement and expects to continue to do so.

MAINTENANCE FUND

         The Company is required to make expenditures for property additions and/or to deposit with the Mortgage Trustee, cash (less, at the option of the Company, credit for refundable prior lien bonds and First Mortgage Bonds theretofore or then retired) in amounts equal to the minimum provision for depreciation, computed cumulatively at the end of each year. Cash so deposited with the Mortgage Trustee may, during the next succeeding three years, be withdrawn by the Company to the extent that the amount theretofore expended for property additions, as aforesaid, exceeds the minimum provision for depreciation. The Company has, in the past, made sufficient expenditures for property additions to meet its obligations with respect to the minimum provision for depreciation, and no deposits with the Mortgage Trustee have been required in this connection. The Company expects that this pattern will continue in the future.

         So long as any of the First Mortgage Bonds shall be outstanding, the term "minimum provision for depreciation" means an amount equal to the greater of (1) 15% of gross operating revenues during such period from the operation of bondable property after deducting the aggregate cost of electric energy purchased for resale during such period in connection with the operation of such property, less an amount equal to charges for current repairs and maintenance of such property, or (2) an amount computed at the rate of 2 1/3% per annum of the average of the depreciable utility property of the Company as for each year or portion thereof embraced within such period.

MODIFICATION OF MORTGAGE

         With the consent of the holders of not less than 75% in principal amount of the First Mortgage Bonds affected, the Mortgage may be changed in any way except (a) to reduce the amount or extend the due dates of the principal of or interest on the First Mortgage Bonds, (b) to reduce the percentage of bondholders required to effect changes in the Mortgage or (c) to impair or change the rank of the lien created by the Mortgage.

DEFAULTS AND NOTICE THEREOF

         "Completed Defaults" under the Mortgage include default in the payment of principal and premium, if any, of any of the First Mortgage Bonds or any prior lien bonds; default, for 60 days, in payment of interest on any of the First Mortgage Bonds or beyond the period of grace on any prior lien bonds; default, for 60 days after notice, in the performance of any covenant in the Mortgage; and bankruptcy, insolvency or reorganization (under certain circumstances) of the Company. The Mortgage Trustee may withhold notice to bondholders of default (except default in payment of principal, premium, interest or sinking and improvement fund installments) if its responsible officers determine that it is in the interest of the bondholders to do so.

         A majority in aggregate principal amount of the First Mortgage Bonds is necessary to require the Mortgage Trustee to take action to enforce the lien of the Mortgage. The Mortgage Trustee may require reasonable indemnification before being required to enforce the lien of the Mortgage. Holders of not less than 25% in aggregate principal amount of outstanding First Mortgage Bonds or the Mortgage Trustee may declare the principal and interest of all outstanding First Mortgage Bonds due upon the occurrence of a completed default, but the holders of a majority in principal amount of the outstanding First Mortgage Bonds may, under certain circumstances, including the curing of such default, annul any such declaration. No holder shall have the right to institute action, unless holders of 25% in aggregate principal amount of First Mortgage Bonds shall have made written request to the Mortgage Trustee to institute such action.

CONCERNING THE MORTGAGE TRUSTEE

         The Mortgage Trustee, United States Trust Company of New York, is permitted to engage in other transactions with the Company, except that if the Mortgage Trustee acquires any conflicting interest, as defined, it must eliminate it or resign and is required in certain cases to share with the bondholders the benefits of payments received within four months prior to default. United States Trust Company of New York is also the Senior Note Trustee under the Senior Note Indenture and a depository of the Company and certain of the Company's affiliates and has in the past made, and may in the future make, loans to the Company and certain of the Company's affiliates.

SATISFACTION AND DISCHARGE OF MORTGAGE

         Upon the Company's making due provision for the payment of all of the First Mortgage Bonds and paying all other sums due under the Mortgage, the Mortgage shall cease to be of further effect and may be satisfied and discharged of record. Holders of First Mortgage Bonds may wish to consult with their own tax advisers regarding possible tax effects in the event of a defeasance of the Mortgage.

EVIDENCE AS TO COMPLIANCE WITH MORTGAGE PROVISIONS

         Compliance with Mortgage provisions is evidenced by written statements of the Company officers or persons selected and paid by the Company. In certain cases, opinions of counsel and certificates of an engineer, accountant, appraiser or other expert (who in some instances must be independent) must be furnished. The Mortgage requires that the Company furnish annually to the Mortgage Trustee a certificate that the Company has complied with, and is not in default under, the provisions of the Mortgage.

                              PLAN OF DISTRIBUTION

         The Company may sell the Senior Notes: (i) directly to purchasers; (ii) to or through underwriters; or (iii) through agents or dealers. The Prospectus Supplement with respect to the each series of Senior Notes will set forth the terms of the offering thereof, including the name or names of any such underwriters, agents or dealers; the purchase price of and the net proceeds to the Company from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; the initial public offering price; any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such series of Senior Notes may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are used in any sale, the Senior Notes will be acquired by such underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Senior will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such series of Senior Notes if any are purchased.

         If dealers are utilized in a sale of Senior Notes, the Company will sell such securities to the dealers as principal. The dealers may then resell such Senior Notes to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

         The Senior Notes may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Senior Notes with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         Agents, dealers and underwriters may be entitled under agreements with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Company by Berlack, Israels & Liberman LLP, New York, New York and Ryan, Russell, Ogden & Seltzer LLP, Reading, Pennsylvania and for the agents and underwriters by Thelen Reid & Priest LLP, New York, New York. Berlack, Israels & Liberman LLP and Thelen Reid & Priest LLP may rely on the opinion of Ryan, Russell, Ogden & Seltzer, LLP as to matters of Pennsylvania law. Attorneys of Berlack, Israels & Liberman LLP own an aggregate of 14,560 shares of the Common Stock of the Company's parent, GPU, Inc.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated herein by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $150,000,000

                           METROPOLITAN EDISON COMPANY

                               MEDIUM TERM NOTES,
                                    SERIES D








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                              PROSPECTUS SUPPLEMENT
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                               MERRILL LYNCH & CO.

                              ABN AMRO INCORPORATED

                                 August 11, 1999

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